777 Post Oak Boulevard, Suite 610

Houston, Texas 77056

October 23, 2009

Via EDGAR and Facsimile

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention: Mr. H. Roger Schwall

RE:	Registration Statement on Form S-3
File No. 333-160477

Dear Mr. Roger Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vantage Drilling Company (the “Company”), respectfully requests that the registration statement on Form S-3, File No. 333-160477 (the “Registration Statement”), be declared effective at 3:00 PM, Washington, D.C. time, on October 26, 2009, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that: (1) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the Company may not assert the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

Vantage Drilling Company

/s/ Chris E. Celano

Chris E. Celano

Vice President & General Counsel